EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
Earnings:
Net income	$8,593,429	$11,313,124	$37,982,720	$33,680,631	$16,874,193
Add: Fixed Charges	52,034,714	39,308,018	23,787,960	27,373,757	26,869,721

Earnings, as adjusted (A)	$60,628,143	$50,621,142	$61,770,680	$61,054,388	$43,743,914

Fixed charges:
Interest expensed and capitalized	$48,906,645	$36,643,084	$22,779,901	$26,823,430	$26,333,101
Amortized premiums discounts and capitalized expenses related to indebtedness	3,128,069	2,664,934	1,008,059	550,327	536,620

Fixed charges, as adjusted (B)	$52,034,714	$39,308,018	$23,787,960	$27,373,757	$26,869,721

Ratio of earnings to fixed charges ((A) divided by (B)):	1.17x	1.29x	2.60x	2.23x	1.63x